Exhibit 99.1
EnCana generates 2009 cash flow of US$5.0 billion,
or $6.68 per share, on a pro forma basis
On a consolidated basis, EnCana generates 2009 cash flow of US$6.8 billion, or $9.02 per share
Calgary, Alberta, (February 11, 2010) — EnCana Corporation (TSX, NYSE: ECA) achieved strong 2009 financial and operating performance during a major economic downturn and a year when benchmark natural gas prices averaged about US$4.00 per thousand cubic feet (Mcf), the lowest level in seven years. On a pro forma basis, which reflects EnCana as if it had completed its recent split transaction prior to 2009, the company generated cash flow of $5.0 billion, or $6.68 per share and operating earnings were $1.8 billion, or $2.35 per share. Fourth quarter pro forma cash flow was $930 million, or $1.24 per share. Pro forma operating earnings were $373 million, or $0.50 per share. Fourth quarter production on a pro forma basis was 2.8 billion cubic feet equivalent per day (Bcfe/d). Pro forma financial results in 2009 were enhanced by EnCana’s favourable commodity price hedges, which resulted in realized hedging gains during the year of about $2.3 billion after-tax. Total production in 2009 was 3.0 Bcfe/d, on a pro forma basis.
Consolidated operating earnings in 2009 were $4.65 per share, $1.14 per share in the fourth quarter
EnCana’s cash flow for 2009 was $6.8 billion, or $9.02 per share, on a consolidated basis, which includes the financial and operating results of the Cenovus Energy Inc. assets for the first 11 months of 2009. Operating earnings were $3.5 billion, or $4.65 per share and net earnings were $1.9 billion, or $2.48 per share. On a consolidated basis, total production in 2009 was 4.4 Bcfe/d, while natural gas production was 3.6 billion cubic feet per day (Bcf/d). In the fourth quarter of 2009, on a consolidated basis, cash flow was $603 million, or $0.80 per share. Consolidated operating earnings for the quarter were $855 million, or $1.14 per share and net earnings were $636 million, or $0.85 per share. On a consolidated basis, total production for the fourth quarter of 2009 was 3.8 Bcfe/d.
Pro forma proved reserves additions replaced 169 percent of 2009 production
On a pro forma basis, EnCana replaced 169 percent of its 2009 production at an average finding and development cost of $1.62 per thousand cubic feet of gas equivalent (Mcfe), while total reserves increased 3 percent to 12.8 trillion cubic feet of gas equivalent (Tcfe). These pro forma reserves metrics are “before SEC price revisions” and the methodology employed is comparable with that of several of EnCana’s U.S. natural gas peer companies. For information on reserves reporting protocols see Note 2 on page 9.
Strong performance in a challenging year of transformative change
“In a year of significant and widespread economic crisis, our company thrived at the same time that it completed a major corporate transformation into two highly-focused energy producers — North America’s newest and highly promising integrated oil producer Cenovus Energy Inc. and EnCana, a pure-play natural gas company. The new EnCana is now very well positioned to achieve even greater success through significant, low-cost organic natural gas production growth for many years ahead,” said Randy Eresman, President & Chief Executive Officer.
“In 2009, we met our pro forma cash flow and operating cost expectations. During a year of substantially reduced drilling activity, we grew our total proved reserves by 3 percent at an attractive finding and development cost. We delivered on our key business objectives while maintaining financial strength, expanding our portfolio of unconventional natural gas opportunities, divesting of non-core properties and continuing to pay a stable dividend to shareholders. EnCana’s 2009 performance again validated the strength of our resource play business model,” Eresman said.
EnCana Corporation

Well positioned to thrive by achieving strong growth and attractive margins in a competitive price world
“As we look ahead, we remain highly focused on achieving production growth that targets an average of 10 per cent a year over the long term, and at a cost that is among the lowest in industry. While we recognize that the abundance of North American natural gas likely heralds a future of lower and less volatile natural gas prices, our operating practices, leading technologies and increasing efficiencies position us very well to continue to capture strong margins and thrive in a competitive price environment,” Eresman said.
Large and diverse natural gas plays
“We are a leading North American producer of unconventional natural gas with a huge land position in four of the continent’s six major natural gas shale plays. We have a strong balance sheet and are extremely well positioned financially to capitalize on attractive investment opportunities that may emerge. Our commodity price risk management program is aimed at continuing to underpin our capital investments and we are maintaining our focus on applying advanced technology to increase operational efficiencies across all of our projects. Our 2009 performance demonstrated our ability to create value for shareholders throughout the economic cycle and the resilience of EnCana’s long-term strategy — a historically successful approach that we plan to apply as we move forward,” Eresman said.
IMPORTANT NOTE: Consolidated results and pro forma results defined
On November 30, 2009, EnCana completed a major corporate reorganization — a split transaction that resulted in the company’s transition into a pure-play natural gas company and the spin off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. EnCana’s consolidated results include the financial and operating performance of the Cenovus assets for the first 11 months of 2009 and are reflected in EnCana’s consolidated fourth quarter and 2009 financial statements, beginning on page 15 of this news release. To give investors a clear understanding of post-split EnCana, fourth quarter and 2009 financial and operating results in this news release highlight EnCana’s results on a pro forma basis, which reflect the company as if the split transaction had been completed for all of 2009 and the previous years presented. In this pro forma presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from EnCana’s consolidated results, and adjustments specific to the split transaction are reflected. Additional financial information that reconciles the consolidated and pro forma financial information is included in this news release beginning on page 12.
Per share amounts for pro forma and consolidated cash flow and earnings are on a diluted basis. EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report production, sales and reserves on an after-royalties basis. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
EnCana 2009 Highlights — Pro forma
Financial
•	Cash flow of $5.0 billion, or $6.68 per share

•	Operating earnings of $1.8 billion, or $2.35 per share

•	Capital investment, excluding acquisitions and divestitures, of $3.8 billion

•	Free cash flow of $1.3 billion
Operating
•	Total production of 3.0 Bcfe/d

•	Total natural gas production of 2.8 Bcf/d

•	Oil and natural gas liquids (NGLs) production of about 27,000 barrels per day (bbls/d)

•	Operating and administrative costs of $1.11 per Mcfe
EnCana Corporation

Reserves (before SEC price revisions)
•	Proved reserves of 12.8 Tcfe

•	Added 1.9 Tcfe of proved reserves, compared to production of 1.1 Tcfe, for a production replacement of 169 percent

•	Finding and development (F&D) costs were $1.62 per Mcfe

•	Three-year (2007-2009) F&D costs averaged $1.92 per Mcfe

•	Proved reserves life index of approximately 12 years
Strategic developments
•
Completed corporate reorganization to split into two independent publicly traded energy companies: EnCana Corporation, a pure play natural gas company and Cenovus Energy Inc., an integrated oil company

•
Divested non-core conventional oil and natural gas assets in North America for approximately $1.1 billion on a pro forma basis, $1.0 billion of which was in the Canadian Division (formerly the Canadian Foothills Division); acquired about $260 million of assets for net divestitures of about $815 million

Financial Summary — Pro forma

(for the period ended December 31)	Q4	Q4
($ millions, except per share amounts)	2009	2008	2009	2008
Cash flow[1]	930	1,502	5,021	6,354
Per share diluted	1.24	2.00	6.68	8.45
Operating earnings[1]	373	546	1,767	2,605
Per share diluted	0.50	0.73	2.35	3.47
Capital investment	1,127	1,388	3,755	5,255

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 9.
Production & Drilling Summary — Pro forma

(for the period ended December 31)	Q4	Q4
(After royalties)	2009	2008	2009	2008
Natural Gas (MMcf/d)	2,687	2,979	2,840	2,933
Oil and NGLs (Mbbls/d)	24	33	27	33

Total Production (MMcfe/d)	2,831	3,174	3,003	3,132

Total net wells drilled	295	602	1,089	1,815

Shut-in natural gas production brought back on stream
In 2009, natural gas production, on a pro forma basis, was 2.8 Bcf/d, slightly ahead of guidance, but impacted by a decision to shut in some natural gas wells, restrict productive capacity and delay some well completions or tie-ins to sales pipelines because of lower natural gas prices. These company-wide initiatives resulted in production restrictions of approximately 300 million cubic feet per day (MMcf/d) pro forma for 2009. Most of this production is expected to be back on stream by the end of the first quarter of 2010. Total 2009 production was also lower due to about $815 million of net divestitures of non-core assets which were producing about 2 percent of EnCana’s daily production last year. EnCana exited January 2010 with natural gas production approaching 3.1 Bcf/d. As of January 31, 2010, about 125 MMcf/d remains shut-in in the Canadian Division.
EnCana Corporation

Production from key North American resource plays

	Daily Production — Pro forma
Resource Play	2009					2008					2007
(After royalties)	Full					Full					Full
Natural Gas (MMcf/d)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	571	566	521	576	623	603	573	615	630	595	557
Piceance	362	375	334	355	386	385	377	407	383	372	348
East Texas	324	281	305	304	409	334	408	339	316	273	143
Fort Worth	136	124	135	138	149	142	143	148	137	140	124
Canadian Division
Greater Sierra	199	178	189	216	215	220	228	228	219	205	211
Cutbank Ridge	310	254	322	340	323	296	311	322	280	271	258
Bighorn	159	142	154	186	156	167	165	185	170	146	126
CBM	316	306	318	330	309	304	308	309	303	298	259

Total natural gas (MMcf/d)	2,377	2,226	2,278	2,445	2,570	2,451	2,513	2,553	2,438	2,300	2,026

Other production[1](MMcfe/d)	626	605	605	655	633	681	661	674	682	708	769

Total production[2] (MMcfe/d)	3,003	2,831	2,883	3,100	3,203	3,132	3,174	3,227	3,120	3,008	2,795

1	Other — includes natural gas and oil production outside of Key Resource Plays

2	Excludes production from oil and gas assets transferred to Cenovus under the split transaction
Emerging plays continue to deliver strong performance
EnCana continues to increase efficiencies and well performance and reduce costs on a per unit basis in its emerging plays. In 2009 at EnCana’s Cutbank Ridge resource play in northeast B.C., drilling, completion and tie-in costs for each well in the Montney formation were down 11 percent year-over-year to $5.8 million despite an increase in fracs per well from eight to nine. At the Horn River play in northeast B.C., EnCana is targeting drilling, completion and tie-in costs of approximately $500,000 to $600,000 per completed fracture interval for an average cost of $10 to $12 million per well. In 2009 average per well costs were reduced about 25 percent due to improvements in technology, economies of scale and cost deflation. In the Haynesville play in northern Louisiana and East Texas, drilling, completion and tie-in costs were down approximately 40 percent per well compared to the fourth quarter of 2008. EnCana is targeting total well costs of $9 million per well in 2010. EnCana’s focus in the Haynesville continues to be on land retention and completion optimization.
EnCana Corporation

Drilling activity in key North American resource plays

	Net Wells Drilled
	2009					2008					2007
	Full					Full					Full
Resource Play	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1	Year
USA Division
Jonah	108	23	20	30	35	175	40	43	49	43	135
Piceance	129	16	25	35	53	328	70	94	81	83	286
East Texas	38	8	4	11	15	78	23	22	22	11	35
Fort Worth	26	3	1	6	16	83	21	21	20	21	75
Canadian Division
Greater Sierra	57	15	17	10	15	106	14	29	27	36	109
Cutbank Ridge	71	15	18	18	20	82	17	17	24	24	93
Bighorn	69	17	17	14	21	64	5	11	18	30	62
CBM	490	174	37	1	278	698	359	78	10	251	1,079

Total[1]	988	271	139	125	453	1,614	549	315	251	499	1,874

1	Excludes net wells drilled on oil and gas assets transferred to Cenovus under the split transaction
2009 Proved Reserves — Pro forma
EnCana replaces 169 percent of 2009 production
In 2009, EnCana’s total proved reserves additions replaced 169 percent of its production at an average finding and development cost of $1.62 per Mcfe. Total proved reserves increased 3 percent to 12.8 Tcfe compared to 2008. These estimates are on a pro forma basis, which reflects EnCana as if it had existed as a pure-play natural gas company for all of 2009 and previous years and are before any SEC price revisions. See page 9, Note 2: Reserves reporting protocols, in this news release for further information relating to proved reserves pricing methods.
2009 Proved Reserves Reconciliation — Pro forma

	Natural gas & liquids (Bcfe)
	Canadian
	Division	USA Division	Total
Start of 2009	6,261	6,141	12,402
Extensions & discoveries	715	1,597	2,312
Technical Revisions	(303)	(152)	(455)
Acquisitions	34	0	34
Divestitures	(327)	(96)	(423)
Production	(481)	(615)	(1,096)

End of Year	5,899	6,875	12,774

% Change	-6	12	3
Price Revisions (SEC) [1]	(337)	(914)	(1,251)

End of Year, (SEC)	5,562	5,961	11,523

1
The impact of significantly lower natural gas prices for U.S. Securities and Exchange Commission (SEC) reporting purposes (Henry Hub price of $3.87 per MMbtu in 2009 versus $5.71 per MMbtu in 2008) is reflected in the SEC price revisions. For additional information on reserves reporting protocols see Note 2 on page 9.

EnCana Corporation

At December 31, 2009, pro forma proved undeveloped reserves as a percentage of total proved reserves were 44 percent before SEC price revisions and 41 percent after SEC price revisions. In both cases, all proved undeveloped reserves are scheduled to be converted to proved developed reserves within the next five years.
Proved Reserves Costs — Pro forma

	2009	2008	2007	3 Years
F&D Capital investment[1] ($ millions)	3,016	4,029	3,669	10,714
Reserves additions (Bcfe)	1,857	1,848	1,889	5,594
Finding and Development cost ($/Mcfe)	1.62	2.18	1.94	1.92

1	F&D Capital investment excludes most land, central facility and gathering system capital in an effort to be more consistent with US reporting entities.
All of EnCana’s proved reserves are evaluated by independent qualified reserves evaluators.
Revised reserve reporting rules under the SEC
Under the amended SEC rules, EnCana’s 2009 reserves have been determined based on 12-month average prices. EnCana’s 2009 net proved reserves information as defined under SEC disclosure protocols will be disclosed in the company’s Annual Information Form later this month. This disclosure will reflect the SEC average price and changes due to the split transaction. EnCana does not use prices derived for SEC reporting purposes in the day-to-day operation of its business or for planning purposes. For information on reserves reporting protocols see Note 2 on page 9.
2009 Natural Gas and Oil Prices — Pro forma

	Q4	Q4
	2009	2008	2009	2008
Natural gas
NYMEX	4.17	6.94	3.99	9.04
EnCana realized gas price[1]	6.44	7.33	7.03	8.06
Oil and NGLs
WTI	76.13	59.08	62.09	99.75
EnCana realized liquids price[1]	62.31	45.92	48.14	80.73

1	Realized prices include the impact of financial hedging.
Price risk management
Risk management positions at December 31, 2009 are presented in Note 17 to the unaudited Interim Consolidated Financial Statements for the fourth quarter of 2009. In 2009, on a pro forma basis, EnCana’s commodity price risk management measures resulted in realized gains of approximately $2.3 billion after tax.
About 60 percent of 2010 natural gas production hedged; additional hedges in place for 2011 and 2012
EnCana has hedged approximately 2 Bcf/d of expected 2010 natural gas production at an average NYMEX price of $6.04 per Mcf. In addition, as of January 31, 2010, EnCana has hedged approximately 935 MMcf/d of expected 2011 gas production at an average price of $6.52 per Mcf, and about 870 MMcf/d of expected 2012 production at an average price of $6.47 per Mcf.
This price hedging strategy increases certainty in cash flow to help EnCana meet its anticipated capital requirements and projected dividends. EnCana continually assesses its hedging needs and the opportunities available prior to establishing its capital program for the upcoming year.
EnCana Corporation

EnCana 2009 Highlights — Consolidated
Financial
•	Cash flow of $6.8 billion, or $9.02 per share

•	Operating earnings of $3.5 billion, or $4.65 per share

•	Net earnings of $1.9 billion, or $2.48 per share

•	Capital investment, excluding acquisitions and divestitures, of $5.5 billion

•	Free cash flow of $1.3 billion
Financial Summary — Consolidated

(for the period ended December 31)	Q4	Q4
($ millions, except per share amounts)	2009	2008	2009	2008
Cash flow[1]	603	1,299	6,779	9,386
Per share diluted	0.80	1.73	9.02	12.48
Operating earnings[1]	855	449	3,495	4,405
Per share diluted	1.14	0.60	4.65	5.86
Net earnings	636	1,077	1,862	5,944
Per share diluted	0.85	1.43	2.48	7.91
Capital investment	1,409	2,014	5,454	7,301

Earnings Reconciliation Summary — Total Consolidated

Net earnings	636	1,077	1,862	5,944
Add back (losses) & deduct gains:
Unrealized mark-to-market accounting gain (loss), after-tax	(200)	747	(1,792)	1,818
Non-operating foreign exchange gain (loss), after-tax	(19)	(119)	159	(378)
Gain (loss) on discontinuance, after-tax	—	—	—	99
Operating earnings[1]	855	449	3,495	4,405
Per share diluted	1.14	0.60	4.65	5.86

1	Cash flow and operating earnings are non-GAAP measures as defined in Note 1 on page 9.
Price risk management affects net earnings
Operating earnings include the realized hedging gains and losses which reflect the actual value of the hedging contracts when settled. Management believes operating earnings are a better measure of performance because they remove the variability associated with unrealized mark-to-market accounting accruals. Net earnings include both realized hedging gains/losses and unrealized mark-to-market accounting gains/losses. Net earnings in 2009 were affected by the combined impact of realized and unrealized hedging gains/losses, resulting in an after-tax gain of $1,143 million.
Corporate developments
Split transaction completed
On November 30, 2009, EnCana completed a corporate reorganization to split EnCana into two independent publicly traded energy companies: EnCana Corporation, a pure-play natural gas company, and Cenovus Energy Inc., an integrated oil company.
Non-binding advisory vote on executive compensation for 2011
As part of EnCana’s ongoing commitment to strong corporate governance practices, on February 10, 2010 EnCana’s Board of Directors approved a plan to include a non-binding advisory vote by shareholders on executive compensation (say on pay) at its annual general meeting planned for April 2011. This vote will give EnCana shareholders an opportunity to provide feedback to the Board of Directors on the company’s approach to executive compensation.
Quarterly dividend of 20 cents per share declared
On February 10, 2010 EnCana’s Board of Directors declared a quarterly dividend of US$0.20 per share payable on March 31, 2010 to common shareholders of record as of March 15, 2010.
EnCana Corporation

EnCana sells non-core properties for approximately $1.1 billion
In 2009, EnCana had divestitures of approximately $1.1 billion, resulting in about $815 million of divestitures net of acquisitions, on a pro forma basis. In the Canadian Division, EnCana divested about $1.0 billion of non-core conventional oil and natural gas assets, including the August 2009 sale to Bonavista Energy Trust of about 409,000 net acres of non-core natural gas and oil producing properties for approximately $632 million. The transaction included property known as the Hoadley trend, which covers an expansive area in west-central Alberta. EnCana’s USA Division divested about $73 million of non-core assets, while another $103 million in divestitures were related to the former Canadian Plains and Integrated Oil divisions. Included in those divestitures is EnCana’s sale on November 3, 2009 of the shares of Senlac Oil Ltd., which owned west-central Saskatchewan heavy oil operations, for approximately $83 million.
Normal Course Issuer Bid renewed
On December 9, 2009 EnCana announced it had received approval for renewal of the company’s Normal Course Issuer Bid (NCIB) from the Toronto Stock Exchange (TSX). Under the renewed bid, EnCana may purchase for cancellation up to 37.5 million of its common shares, representing about 5 percent of the approximately 751 million common shares issued and outstanding as at November 30, 2009.
EnCana 2010 guidance
EnCana’s 2010 guidance documents are posted on the company’s website at www.encana.com.
Financial strength
EnCana has a strong balance sheet, with 100 percent of outstanding debt composed of long-term, fixed-rate debt with an average remaining term of more than 13 years. The company has upcoming debt maturities of $200 million in 2010 and $500 million in 2011. At December 31, 2009, EnCana had $4.9 billion in unused committed credit facilities. With EnCana’s bank facilities undrawn and $4.3 billion of cash on the balance sheet at year-end 2009, the company’s liquidity position is extremely strong. EnCana manages its financial strategy to achieve a strong investment grade credit rating. At December 31, 2009 on a pro forma basis, the company’s debt to capitalization ratio was 32 percent and debt to adjusted EBITDA, on a trailing 12-month basis, was 2.1 times.
In 2009, EnCana invested $3.8 billion in capital, on a pro forma basis, primarily focused on continued development of EnCana’s North American key resource plays.
CONFERENCE CALL TODAY
11 a.m. Mountain Time (1 p.m. Eastern Time)
EnCana will host a conference call today Thursday, February 11, 2010 starting at 11:00 a.m. MT (1:00 p.m. ET). To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 4:00 p.m. ET on February 11 until midnight February 18, 2010 by dialing (800) 642-1687 or (416) 849-0833 and entering passcode 48166324.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investors/Presentations & events. The webcast will be archived for approximately 90 days.
EnCana Corporation

NOTE 1: Non-GAAP measures
This news release contains references to non-GAAP measures as follows:
•
Cash flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows, in this news release and interim financial statements.

•
Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used to determine the funds available for other investing and/or financing activities.

•
Operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain/loss on discontinuance, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, the after-tax foreign exchange gain/loss on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates. Management believes that these excluded items reduce the comparability of the company’s underlying financial performance between periods. The majority of the U.S. dollar debt issued from Canada has maturity dates in excess of five years.

•
Capitalization is a non-GAAP measure defined as debt plus shareholders’ equity. Debt to capitalization and debt to adjusted EBITDA are two ratios which management uses to steward the company’s overall debt position as measures of the company’s overall financial strength.

•
Adjusted EBITDA is a non-GAAP measure defined as net earnings before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation, and depreciation, depletion and amortization.

These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
NOTE 2: Reserves reporting protocols
Under the amended SEC rules, EnCana’s 2009 proved reserves have been determined based on a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. For 2009, this resulted in a Henry Hub natural gas price of $3.87 per MMbtu, compared to a December 31st single-day price of $5.71 per MMbtu for 2008 reporting purposes. Because EnCana does not use prices derived for SEC reporting purposes in the day-to-day operation of its business or for planning purposes, it has highlighted 2009 reserves information in this news release as “before SEC price revisions” attributable to the changes in natural gas pricing assumptions, which EnCana believes is a better reflection of its annual reserves additions performance. For all “before SEC price revisions” reserves estimates highlighted in this news release, EnCana has used Henry Hub forecast prices of $5.50 per MMbtu for 2010 and $6.50 per MMbtu for 2011 and beyond. EnCana’s 2009 net proved reserves information as defined under SEC disclosure protocols will be disclosed in the company’s Annual Information Form later this month. This disclosure will reflect the SEC average price and changes due to the company’s split transaction.
EnCana Corporation
EnCana is a leading North American natural gas producer that is focused on growing its strong portfolio of prolific shale and other unconventional natural gas developments, called resource plays, in key basins from northeast British Columbia to east Texas and Louisiana. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
EnCana Corporation

RESERVES METRICS DEFINITIONS
Production replacement is calculated by dividing reserves additions by production in the same period. Reserves additions over a given period, in this case 2009, are calculated by summing extensions and discoveries and technical revisions. Reserves additions exclude acquisitions and divestitures. Finding and development cost before price revisions is calculated by dividing total capital invested in finding and development activities by additions to proved reserves, before acquisitions and divestitures, which is the sum of extensions and discoveries and technical revisions. Proved reserves added in 2009 included both developed and undeveloped quantities. Additions to EnCana’s proved undeveloped reserves were consistent with EnCana’s resource play focus. The company estimates that 100 percent of its proved undeveloped reserves will be developed within the next five years. 2009 finding and development capital includes investment in long lead time projects but excludes most land, central facility and gathering system capital in an effort to be more consistent with US reporting entities. EnCana uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION
EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with the relevant legal requirements of the U.S. Securities and Exchange Commission. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, debt to capitalization ratio, debt to adjusted EBITDA ratio, sustainable growth and returns, free cash flow, cash flow, cash flow per share, operating earnings and increases in net asset value); projections contained in the company’s guidance forecasts and the anticipated ability to meet the company’s guidance forecasts; anticipated life of proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; anticipated production and drilling in the Horn River and Haynesville areas; anticipated 2010 budgets for EnCana (including cash flow, cash flow per share, free cash flow, capital investment, divestitures and total production); anticipated allocation of capital for EnCana in 2010, including among various projects; the potential success of such projects as Deep Panuke, Cutbank Ridge and Bighorn anticipated crude oil and natural gas prices, including basis differentials for various regions; anticipated divestitures; potential dividends; anticipated success of EnCana’s price risk management strategy; anticipated hedging gains; potential demand for natural gas; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs production in 2010 and beyond; anticipated plans to bring production back on in the event of the recovery of natural gas prices; anticipated costs and cost reductions; expectations to convert proved undeveloped reserves to proved developed within the next five years; references to potential exploration; expected number of future drilling locations in Cutbank Ridge; estimated drilling, completion and tie-in costs per completed interval, including total cost per well, in Horn River; expected number of fracture simulations in 2010 in Horn River; expected completion of first phase and capacity of Cabin Gas Plant project; expected number of wells to be drilled and target exit rate in Haynesville; estimated reserve life index; expected downtrend in finding and development costs over the next couple of years; expected percentage increase in production in 2010; expectation to add to current hedging positions; expectation for 2010 that inflationary pressures will remain flat; estimate that for 2010 and beyond North American
EnCana Corporation

natural gas prices will on average be lower than historical prices; expectation to deliver double digit growth for the long term. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance, as well as assumptions based upon 2010 EnCana guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the company’s ability to replace and expand gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Forward-looking information respecting anticipated 2010 cash flow for EnCana is based upon achieving average production of oil and gas for 2010 of approximately 3.2 to 3.3 Bcfe/d, forward curve estimates for commodity prices and an estimated U.S./Canadian dollar foreign exchange rate of $0.85 to $0.96 and an average number of outstanding shares for EnCana of approximately 750 million. Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
EnCana Corporate Communications
Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
EnCana Corporation

Fourth quarter report
for the period ended December 31, 2009
Supplemental Financial Information
The following Supplemental Information presents selected historical pro forma financial and operating information related to the ongoing operations of EnCana Corporation (“EnCana”). The information excludes the results of operations from assets distributed to Cenovus Energy Inc. as part of the Split Transaction; See Note 4 to the December 31, 2009 Interim Consolidated Financial Statements.
For background on the pro forma information please refer to Note 1 — Basis of Presentation in the Notes to EnCana Pro Forma Consolidated Statements of Earnings and Cash from Operating Activities.
Pro Forma Consolidated Statement of Earnings (unaudited)

						2009	2008
		Deduct	Add/(Deduct)
For the Year Ended December 31,	EnCana	Cenovus	Pro Forma			EnCana	EnCana
($ millions, except per share amounts)	Consolidated	Carve-out	Adjustments	Note 2		Pro Forma	Pro Forma

Revenues, Net of Royalties	$11,114	$4,382				$6,732	$13,505

Expenses
Production and mineral taxes	171	39				132	403
Transportation and selling	1,280	596				684	741
Operating	1,627	619				1,008	1,252
Purchased product	1,460	640				820	1,476
Depreciation, depletion and amortization	3,704	1,052	118	(A	)	2,770	3,096
Administrative	477	108	41	(B	)	359	329
			(51)	(C	)

Interest, net	405	34				371	368
Accretion of asset retirement obligation	71	34				37	40
Foreign exchange (gain) loss, net	(22)	290				(312)	673
(Gain) loss on divestitures	2	—				2	(143)

Net Earnings Before Income Tax	1,939	970	(108)			861	5,270
Income tax expense	109	393	396	(D i,ii,iii,iv)		112	1,865

Net Earnings from Continuing Operations	1,830	577	(504)			749	3,405
Net Earnings from Discontinued Operations	32	32	—			—	—

Net Earnings	$1,862	$609	$(504)			$749	$3,405

Net Earnings from Continuing Operations per Common Share				(E	)
Basic	$2.44					$1.00	$4.54
Diluted	$2.44					$1.00	$4.53

Net Earnings per Common Share				(E	)
Basic	$2.48					$1.00	$4.54
Diluted	$2.48					$1.00	$4.53

Pro Forma Consolidated Statement of Cash from Operating Activities (unaudited)

						2009	2008
		Deduct	Add/(Deduct)
For the Year Ended December 31,	EnCana	Cenovus	Pro Forma			EnCana	EnCana
($ millions)	Consolidated	Carve-out	Adjustments	Note 2		Pro Forma	Pro Forma

Operating Activities
Net earnings from continuing operations	$1,830	$577	$(504)			$749	$3,405
Depreciation, depletion and amortization	3,704	1,052	118	(A	)	2,770	3,096
Future income taxes	(1,799)	(501)	860	(D i,ii,iii,iv)		(438)	1,297
Cash tax on sale of assets	—	—				—	25
Unrealized (gain) loss on risk management	2,680	614				2,066	(1,995)
Unrealized foreign exchange (gain) loss	(231)	277				(508)	676
Accretion of asset retirement obligation	71	34				37	40
(Gain) loss on divestitures	2	—				2	(143)
Other	373	30				343	(47)
Cash flow from discontinued operations	149	149				—	—
Net change in other assets and liabilities	23	(15)				38	(173)
Net change in non-cash working capital from continuing operations	(29)	(11)				(18)	43
Net change in non-cash working capital from discontinued operations	1,100	1,100				—	—

Cash From Operating Activities	$7,873	$3,306	$474			$5,041	$6,224

EnCana Corporation	Supplemental Information (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Pro Forma Consolidated Statements of Earnings and
Cash from Operating Activities (unaudited)
1. Basis of Presentation
On November 30, 2009, EnCana completed a corporate reorganization (the “Split Transaction”) involving the division of EnCana into two independent publicly traded energy companies — EnCana and Cenovus Energy Inc. The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities have been prepared for information purposes and assumes the Split Transaction occurred on January 1, 2008. Pro forma adjustments are detailed in Note 2.
The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are expressed in United States dollars and have been prepared for information purposes using information contained in the following:
a)	EnCana’s audited Consolidated Financial Statements for the years ended December 31, 2009 and 2008.

b)
Cenovus Energy unaudited Carve-out Consolidated Financial Statements for the 11 months ended November 30, 2009 and the Cenovus Energy unaudited Carve-out Consolidated Financial Statements for the year ended December 31, 2008. The Cenovus unaudited Carve-out Consolidated Financial Statements were derived from the accounting records of EnCana on a carve-out basis.

c)	EnCana’s unaudited Pro Forma Consolidated Financial Statements for the year ended December 31, 2008.
In the opinion of Management of EnCana, the unaudited Pro Forma Consolidated Financial Statements include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.
The unaudited Pro Forma Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are for illustrative purposes only and may not be indicative of the results that actually would have occurred if the Split Transaction had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the results of operations.
2. Pro Forma Assumptions and Adjustments
The following adjustments reflect expected changes to EnCana’s historical results which would arise from the Split Transaction.
A.	Reflects the expected difference in depreciation, depletion and amortization expense arising from a change in the depletion rate calculated for EnCana’s Canadian cost centre.

B.
Increases administrative expense for additional compensation costs arising from the separation of compensation plans and the estimated increase in the number of employees required to operate EnCana as a separate entity, after removing those costs associated with Cenovus’s employees.

C.	Reduces administrative expense to remove EnCana’s share of the transaction costs incurred related to the Split Transaction.

D.	Pro forma adjustments to income tax expense,
i.	adjustments for the tax effect of items A, B and C above;

ii.	adjustments for the effect of the loss of tax deferrals resulting from the wind up of EnCana’s Canadian upstream oil and gas partnership;

iii.	acceleration of the intangible drilling costs deduction in the U.S. as a result of a change in the status of EnCana being considered an independent producer; and

iv.	remove tax benefits solely resulting from the Split Transaction.
E.	The Pro Forma Net Earnings per Common Share is calculated using the same weighted average number of pre-Arrangement EnCana Corporation Common Shares outstanding as at December 31, 2009.

	For the year ended December 31,
(millions)	2009	2008
Weighted Average Common Shares Outstanding — Basic	751.0	750.1
Effects of Stock Options and Other Dilutive Securities	0.4	1.7

Weighted Average Common Shares Outstanding — Diluted	751.4	751.8

EnCana Corporation	Supplemental Information (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Supplemental Financial Information (unaudited)
Financial Statistics

	2009					2008
($ millions, except per share amounts)	Year	Q4	Q3	Q2	Q1	Year	Q4	Q3	Q2	Q1

Pro Forma Reconciliation

Cash Flow (1)
EnCana Corporation, Consolidated	6,779	603	2,079	2,153	1,944	9,386	1,299	2,809	2,889	2,389

Less: Cenovus Carve-out (2)	2,232	(15)	841	811	595	3,088	(174)	1,123	1,228	911
Add/(Deduct) Pro Forma adjustments	474	312	36	88	38	56	29	48	—	(21)

EnCana Pro Forma	5,021	930	1,274	1,430	1,387	6,354	1,502	1,734	1,661	1,457
Per share amounts
EnCana Corporation, Consolidated — Basic	9.03	0.80	2.77	2.87	2.59	12.51	1.73	3.74	3.85	3.19
— Diluted	9.02	0.80	2.77	2.87	2.59	12.48	1.73	3.74	3.85	3.17
EnCana Pro Forma — Basic	6.69	1.24	1.70	1.90	1.85	8.47	2.00	2.31	2.21	1.94
— Diluted	6.68	1.24	1.70	1.90	1.85	8.45	2.00	2.31	2.21	1.93

Net Earnings
EnCana Corporation, Consolidated	1,862	636	25	239	962	5,944	1,077	3,553	1,221	93

Less: Cenovus Carve-out (2)	609	(15)	63	149	412	2,368	380	1,299	522	167
Add/(Deduct) Pro Forma adjustments	(504)	(418)	(15)	2	(73)	(171)	(26)	(26)	(56)	(63)

EnCana Pro Forma	749	233	(53)	92	477	3,405	671	2,228	643	(137)
EnCana Pro forma
Per share amounts
EnCana Corporation, Consolidated — Basic	2.48	0.85	0.03	0.32	1.28	7.92	1.44	4.74	1.63	0.12
— Diluted	2.48	0.85	0.03	0.32	1.28	7.91	1.43	4.73	1.63	0.12
EnCana Pro Forma — Basic	1.00	0.31	(0.07)	0.12	0.64	4.54	0.89	2.97	0.86	(0.18)
— Diluted	1.00	0.31	(0.07)	0.12	0.63	4.53	0.89	2.97	0.86	(0.18)

Operating Earnings (3)
EnCana Corporation, Consolidated	3,495	855	775	917	948	4,405	449	1,442	1,469	1,045

Less: Cenovus Carve-out (2)	1,224	64	382	447	331	1,629	(123)	611	710	431
Add/(Deduct) Pro Forma adjustments	(504)	(418)	(15)	2	(73)	(171)	(26)	(26)	(56)	(63)

EnCana Pro Forma	1,767	373	378	472	544	2,605	546	805	703	551
Per share amounts
EnCana Corporation, Consolidated — Diluted	4.65	1.14	1.03	1.22	1.26	5.86	0.60	1.92	1.96	1.39
EnCana Pro Forma — Diluted	2.35	0.50	0.50	0.63	0.72	3.47	0.73	1.07	0.94	0.73

(1)
Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows.

(2)
Cenovus Energy was spun-off on November 30, 2009. As a result, carve-out information for the fourth quarter is for the two months ended November 30, 2009 and the Year-to-date information is for the 11 months ended November 30, 2009.

(3)
Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized mark-to-market accounting gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

EnCana Corporation	Supplemental Information (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Consolidated Statement of Earnings (unaudited)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
($ millions, except per share amounts)		2009	2008	2009	2008

Revenues, Net of Royalties	(Note 5)	$2,712	$4,862	$11,114	$21,053

Expenses	(Note 5)
Production and mineral taxes		49	72	171	478
Transportation and selling		311	422	1,280	1,704
Operating		381	432	1,627	1,983
Purchased product		340	506	1,460	2,426
Depreciation, depletion and amortization		895	946	3,704	4,035
Administrative		145	67	477	447
Interest, net	(Note 8)	153	113	405	402
Accretion of asset retirement obligation	(Note 13)	16	17	71	77
Foreign exchange (gain) loss, net	(Note 9)	95	253	(22)	423
(Gain) loss on divestitures	(Note 7)	1	—	2	(141)

		2,386	2,828	9,175	11,834

Net Earnings Before Income Tax		326	2,034	1,939	9,219
Income tax expense (recovery)	(Note 10)	(263)	565	109	2,720

Net Earnings From Continuing Operations		589	1,469	1,830	6,499
Net Earnings (Loss) From Discontinued Operations	(Note 6)	47	(392)	32	(555)

Net Earnings		$636	$1,077	$1,862	$5,944

Net Earnings From Continuing Operations per Common Share	(Note 14)
Basic		$0.78	$1.96	$2.44	$8.66
Diluted		$0.78	$1.96	$2.44	$8.64

Net Earnings per Common Share	(Note 14)
Basic		$0.85	$1.44	$2.48	$7.92
Diluted		$0.85	$1.43	$2.48	$7.91

Consolidated Statement of Comprehensive Income (unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
($ millions)	2009	2008	2009	2008

Net Earnings	$636	$1,077	$1,862	$5,944
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	388	(1,448)	2,018	(2,230)

Comprehensive Income	$1,024	$(371)	$3,880	$3,714

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009

Consolidated Balance Sheet (unaudited)

		As at	As at
		December 31,	December 31,
($ millions)		2009	2008

Assets
Current Assets
Cash and cash equivalents		$4,275	$354
Accounts receivable and accrued revenues		1,180	1,436
Current portion of partnership contribution receivable	(Note 4)	—	313
Risk management	(Note 17)	328	2,818
Inventories	(Note 11)	12	184
Assets of discontinued operations	(Note 6)	—	497

		5,795	5,602
Property, Plant and Equipment, net	(Note 5)	26,173	31,910
Investments and Other Assets		164	72
Partnership Contribution Receivable	(Note 4)	—	2,834
Risk Management	(Note 17)	32	234
Goodwill		1,663	2,426
Assets of Discontinued Operations	(Note 6)	—	4,169

	(Note 5)	$33,827	$47,247

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities		$2,143	$2,448
Income tax payable		1,776	500
Risk management	(Note 17)	126	43
Current portion of long-term debt	(Note 12)	200	250
Liabilities of discontinued operations	(Note 6)	—	653

		4,245	3,894
Long-Term Debt	(Note 12)	7,568	8,755
Other Liabilities		1,185	576
Risk Management	(Note 17)	42	7
Asset Retirement Obligation	(Note 13)	787	1,230
Future Income Taxes		3,386	6,917
Liabilities of Discontinued Operations	(Note 6)	—	2,894

		17,213	24,273

Shareholders’ Equity
Share capital	(Note 14)	2,360	4,557
Paid in surplus	(Note 14)	6	—
Retained earnings		13,493	17,584
Accumulated other comprehensive income		755	833

Total Shareholders’ Equity		16,614	22,974

		$33,827	$47,247

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Consolidated Statement of Shareholders’ Equity (unaudited)

		Twelve Months Ended
		December 31,
($ millions)		2009	2008

Share Capital
Balance, Beginning of Year		$4,557	$4,479
Common Shares Issued under Option Plans	(Note 14)	5	80
Common Shares Issued from PSU Trust	(Note 14)	19	—
Stock-Based Compensation	(Note 14)	1	11
Common Shares Purchased	(Note 14)	—	(13)
Common Shares Cancelled	(Note 4)	(4,582)	—
New EnCana Common Shares Issued	(Note 4)	2,360	—
EnCana Special Shares Issued	(Note 4)	2,222	—
EnCana Special Shares Cancelled	(Note 4)	(2,222)	—

Balance, End of Year		$2,360	$4,557

Paid in Surplus
Balance, Beginning of Year		$—	$80
Common Shares Issued from PSU Trust	(Note 14)	6	—
Stock-Based Compensation		—	1
Common Shares Distributed under Incentive Compensation Plans		—	(81)

Balance, End of Year		$6	$—

Retained Earnings
Balance, Beginning of Year		$17,584	$13,082
Net Earnings		1,862	5,944
Dividends on Common Shares		(1,051)	(1,199)
Charges for Normal Course Issuer Bid	(Note 14)	—	(243)
Net Distribution to Cenovus Energy	(Note 4)	(4,902)	—

Balance, End of Year		$13,493	$17,584

Accumulated Other Comprehensive Income
Balance, Beginning of Year		$833	$3,063
Foreign Currency Translation Adjustment		2,018	(2,230)
Transferred to Cenovus Energy	(Note 4)	(2,096)	—

Balance, End of Year		$755	$833

Total Shareholders’ Equity		$16,614	$22,974

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Consolidated Statement of Cash Flows (unaudited)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
($ millions)		2009	2008	2009	2008

Operating Activities
Net earnings from continuing operations		$589	$1,469	$1,830	$6,499
Depreciation, depletion and amortization		895	946	3,704	4,035
Future income taxes	(Note 10)	(1,281)	409	(1,799)	1,723
Cash tax on sale of assets	(Note 7)	—	—	—	25
Unrealized (gain) loss on risk management	(Note 17)	289	(1,090)	2,680	(2,729)
Unrealized foreign exchange (gain) loss		(82)	268	(231)	417
Accretion of asset retirement obligation	(Note 13)	16	17	71	77
(Gain) loss on divestitures	(Note 7)	1	—	2	(141)
Other		189	(127)	373	(79)
Cash flow from discontinued operations		(13)	(593)	149	(441)
Net change in other assets and liabilities		(13)	22	23	(257)
Net change in non-cash working capital from continuing operations		528	29	(29)	(1,353)
Net change in non-cash working capital from discontinued operations		353	802	1,100	1,210

Cash From Operating Activities		1,471	2,152	7,873	8,986

Investing Activities
Capital expenditures	(Note 5)	(1,410)	(1,806)	(4,864)	(7,997)
Proceeds from divestitures	(Note 7)	148	311	1,178	904
Cash tax on sale of assets	(Note 7)	—	—	—	(25)
Corporate acquisitions	(Note 7)	—	—	(24)	—
Cash transferred on Split Transaction	(Note 4)	(3,996)	—	(3,996)	—
Proceeds from notes receivable from Cenovus	(Note 4)	3,750	—	3,750	—
Restricted cash		3,619	—	—	—
Net change in investments and other		105	74	337	311
Net change in non-cash working capital from continuing operations		166	(17)	(50)	34
Discontinued operations		(227)	(209)	(1,137)	(769)

Cash From (Used in) Investing Activities		2,155	(1,647)	(4,806)	(7,542)

Financing Activities
Net issuance (repayment) of revolving long-term debt		(461)	(304)	(1,852)	(53)
Issuance of long-term debt	(Note 12)	—	—	496	723
Issuance of Cenovus Notes	(Note 4)	—	—	3,468	—
Repayment of long-term debt		—	—	(250)	(664)
Issuance of common shares	(Note 14)	1	2	24	80
Purchase of common shares	(Note 14)	—	—	—	(326)
Dividends on common shares		(150)	(300)	(1,051)	(1,199)

Cash From (Used in) Financing Activities		(610)	(602)	835	(1,439)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		8	(23)	19	(33)

Increase (Decrease) in Cash and Cash Equivalents		3,024	(120)	3,921	(28)
Cash and Cash Equivalents, Beginning of Period		1,251	474	354	382

Cash and Cash Equivalents, End of Period		$4,275	$354	$4,275	$354

Cash, End of Period		218	13	218	13
Cash Equivalents, End of Period		4,057	341	4,057	341

Cash and Cash Equivalents, End of Period		$4,275	$354	$4,275	$354

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1. Basis of Presentation
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). EnCana’s operations are in the business of the exploration for, the development of, and the production and marketing of natural gas and crude oil and natural gas liquids (“NGLs”).
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2008, except as noted below. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. Certain information and disclosures normally required to be included in the notes to the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, the interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008.
2. Changes in Accounting Policies and Practices
On January 1, 2009, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook section:
•
“Goodwill and Intangible Assets”, Section 3064. The new standard replaces the previous goodwill and intangible asset standard and revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard has had no material impact on EnCana’s Consolidated Financial Statements.

3. Recent Accounting Pronouncements
In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. EnCana will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. The impact of IFRS on the Company’s Consolidated Financial Statements is not reasonably determinable at this time.
As of January 1, 2011, EnCana will be required to adopt the following CICA Handbook sections:
•
“Business Combinations”, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.

•
“Consolidated Financial Statements”, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

•
“Non-controlling Interests”, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard should not have a material impact on EnCana’s Consolidated Financial Statements.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Split Transaction
On November 30, 2009, EnCana completed a corporate reorganization (the “Split Transaction”) involving the division of EnCana into two independent publicly traded energy companies — one, EnCana Corporation, a natural gas company, and the other, an integrated oil company, Cenovus Energy Inc. (“Cenovus”).
The Split Transaction was initially proposed in May 2008. In October 2008, EnCana announced the proposed reorganization would be delayed until the global debt and equity markets regained stability. In September 2009, EnCana’s Board of Directors unanimously approved plans to proceed with the split and in November 2009, shareholders approved to proceed with the Split Transaction.
Under the Split Transaction, EnCana shareholders received one new EnCana Common Share and one EnCana Special Share in exchange for each EnCana Common Share previously held. The book value of EnCana’s outstanding Common Shares immediately prior to the Split Transaction was attributed to the new EnCana Common Shares and the EnCana Special Shares in direct proportion to the weighted average trading price of the shares on a “when issued” basis. In accordance with the calculation, the value attributed to the new EnCana Common Shares and the EnCana Special Shares was $2,360 million and $2,222 million, respectively. The EnCana Special Shares were subsequently exchanged by EnCana shareholders for Common Shares of Cenovus, thereby effecting the Split Transaction.
Under the Split Transaction, EnCana’s downstream refining operations and certain upstream oil and gas assets were transferred to Cenovus. The historical results associated with the upstream assets transferred are reported as continuing operations in accordance with full cost accounting requirements (See Note 5). The historical results associated with the downstream refining operations have been presented as discontinued operations (See Note 6).
In conjunction with the proposed reorganization, on September 18, 2009, Cenovus completed a private offering of senior unsecured notes for an aggregate principal amount of $3,500 million. The unsecured notes (“Cenovus Notes”) were transferred under the Split Transaction.
The impact of the Split Transaction on EnCana’s Consolidated Balance Sheet is as follows. The net assets were transferred at book value.

Net Assets Transferred Under the Split Transaction

Assets
Cash and restricted cash	$3,996
Property, plant and equipment, net
Oil and gas	9,329
Downstream refining (See Note 6)	4,710
Partnership contribution receivable, including current portion	2,835
Goodwill	1,083
Other current and non-current assets	2,094

24,047

Liabilities
Notes payable to EnCana	3,750
Cenovus notes	3,436
Partnership contribution payable, including current portion	2,857
Future income taxes	2,314
Other current and non-current liabilities	2,470

14,827

Net Assets Transferred Under the Split Transaction	$9,220

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
4. Split Transaction (continued)
The Split Transaction reduced Total Shareholders’ Equity by way of a reduction in Share capital of $2,222 million, a reduction in Retained earnings of $4,902 million and a reduction in Accumulated other comprehensive income of $2,096 million.
Following the Split Transaction, EnCana received amounts due from Cenovus and invested the net proceeds of approximately $3.75 billion in short-term marketable securities.
EnCana’s continuing operations include all revenues and expenses prior to November 30, 2009 of the oil and gas assets transferred to Cenovus under the Split Transaction (See Note 5).
5. Segmented Information
The Company’s operating and reportable segments are as follows:
•	Canada includes the Company’s exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.
•	USA includes the Company’s exploration for, and development and production of natural gas, NGLs and other related activities within the United States cost centre.
•
Market Optimization is primarily responsible for the sale of the Company’s proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate and Other mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company’s upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
In conjunction with the Split Transaction (See Note 4), the assets formerly included in EnCana’s Canadian Plains Division and Integrated Oil Division were transferred to Cenovus. As a result, EnCana has updated its segmented reporting to present the Canadian Foothills Division as the Canadian Division. The Canadian Plains Division and Integrated Oil — Canada are now presented as Canada — Other. Prior periods have been restated to reflect the new presentation.
EnCana has a decentralized decision-making and reporting structure. Accordingly, the Company reports its divisional results as follows:
•
Canadian Division, formerly the Canadian Foothills Division, includes natural gas development and production assets located in British Columbia and Alberta, as well as the Company’s Canadian offshore assets.

•	USA Division includes natural gas exploration, development and production assets located in the United States and forms the USA segment described above.
•	Canada — Other includes the combined results from the former Canadian Plains Division and Integrated Oil — Canada.
Operations that have been discontinued are disclosed in Note 6.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Results of Operations (For the three months ended December 31)
Segment and Geographic Information

	Canada		USA		Market Optimization
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$1,531	$1,961	$1,076	$1,273	$368	$543
Expenses
Production and mineral taxes	9	13	40	59	—	—
Transportation and selling	168	287	143	135	—	—
Operating	252	280	120	136	—	18
Purchased product	(13)	(25)	—	—	353	531

	1,115	1,406	773	943	15	(6)
Depreciation, depletion and amortization	436	481	393	438	5	3

Segment Income (Loss)	$679	$925	$380	$505	$10	$(9)

	Corporate & Other		Consolidated
	2009	2008	2009	2008

Revenues, Net of Royalties	$(263)	$1,085	$2,712	$4,862
Expenses
Production and mineral taxes	—	—	49	72
Transportation and selling	—	—	311	422
Operating	9	(2)	381	432
Purchased product	—	—	340	506

	(272)	1,087	1,631	3,430
Depreciation, depletion and amortization	61	24	895	946

Segment Income (Loss)	$(333)	$1,063	736	2,484

Administrative			145	67
Interest, net			153	113
Accretion of asset retirement obligation			16	17
Foreign exchange (gain) loss, net			95	253
(Gain) loss on divestitures			1	—

			410	450

Net Earnings Before Income Tax			326	2,034
Income tax expense			(263)	565

Net Earnings from Continuing Operations			$589	$1,469

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Results of Operations (For the three months ended December 31)
Product and Divisional Information

	Canada Segment
	Canadian Division		Canada - Other		Total
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$691	$923	$840	$1,038	$1,531	$1,961
Expenses
Production and mineral taxes	1	3	8	10	9	13
Transportation and selling	39	72	129	215	168	287
Operating	147	131	105	149	252	280
Purchased product	—	—	(13)	(25)	(13)	(25)

Operating Cash Flow	$504	$717	$611	$689	$1,115	$1,406

	Canadian Division *
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$609	$829	$69	$84	$13	$10	$691	$923
Expenses
Production and mineral taxes	—	2	1	1	—	—	1	3
Transportation and selling	39	43	—	3	—	26	39	72
Operating	139	117	4	9	4	5	147	131

Operating Cash Flow	$431	$667	$64	$71	$9	$(21)	$504	$717

	USA Division
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$976	$1,180	$69	$54	$31	$39	$1,076	$1,273
Expenses
Production and mineral taxes	34	54	6	5	—	—	40	59
Transportation and selling	143	135	—	—	—	—	143	135
Operating	90	86	—	—	30	50	120	136

Operating Cash Flow	$709	$905	$63	$49	$1	$(11)	$773	$943

	Canada - Other **
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$298	$506	$524	$499	$18	$33	$840	$1,038
Expenses
Production and mineral taxes	4	4	4	6	—	—	8	10
Transportation and selling	6	16	117	192	6	7	129	215
Operating	28	50	72	85	5	14	105	149
Purchased product	—	—	—	—	(13)	(25)	(13)	(25)

Operating Cash Flow	$260	$436	$331	$216	$20	$37	$611	$689

*	Formerly known as the Canadian Foothills Division.

**	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil - Canada.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Results of Operations (For the twelve months ended December 31)
Segment and Geographic Information

	Canada		USA		Market Optimization
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$7,585	$10,050	$4,537	$5,629	$1,607	$2,655
Expenses
Production and mineral taxes	53	108	118	370	—	—
Transportation and selling	750	1,202	530	502	—	—
Operating	1,118	1,333	434	618	26	45
Purchased product	(85)	(151)	—	—	1,545	2,577

	5,749	7,558	3,455	4,139	36	33
Depreciation, depletion and amortization	1,980	2,198	1,561	1,691	20	15

Segment Income (Loss)	$3,769	$5,360	$1,894	$2,448	$16	$18

	Corporate & Other		Consolidated
	2009	2008	2009	2008

Revenues, Net of Royalties	$(2,615)	$2,719	$11,114	$21,053
Expenses
Production and mineral taxes	—	—	171	478
Transportation and selling	—	—	1,280	1,704
Operating	49	(13)	1,627	1,983
Purchased product	—	—	1,460	2,426

	(2,664)	2,732	6,576	14,462
Depreciation, depletion and amortization	143	131	3,704	4,035

Segment Income (Loss)	$(2,807)	$2,601	2,872	10,427

Administrative			477	447
Interest, net			405	402
Accretion of asset retirement obligation			71	77
Foreign exchange (gain) loss, net			(22)	423
(Gain) loss on divestitures			2	(141)

			933	1,208

Net Earnings Before Income Tax			1,939	9,219
Income tax expense			109	2,720

Net Earnings from Continuing Operations			$1,830	$6,499

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Results of Operations (For the twelve months ended December 31)
Product and Divisional Information

	Canada Segment
	Canadian Division		Canada - Other		Total
	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$3,362	$4,355	$4,223	$5,695	$7,585	$10,050
Expenses
Production and mineral taxes	14	33	39	75	53	108
Transportation and selling	154	239	596	963	750	1,202
Operating	536	609	582	724	1,118	1,333
Purchased product	—	—	(85)	(151)	(85)	(151)

Operating Cash Flow	$2,658	$3,474	$3,091	$4,084	$5,749	$7,558

	Canadian Division *
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$3,041	$3,720	$277	$578	$44	$57	$3,362	$4,355
Expenses
Production and mineral taxes	11	28	3	5	—	—	14	33
Transportation and selling	148	201	6	12	—	26	154	239
Operating	501	549	21	39	14	21	536	609

Operating Cash Flow	$2,381	$2,942	$247	$522	$30	$10	$2,658	$3,474

	USA Division
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008
Revenues, Net of Royalties	$4,222	$4,934	$201	$407	$114	$288	$4,537	$5,629
Expenses
Production and mineral taxes	100	334	18	36	—	—	118	370
Transportation and selling	530	502	—	—	—	—	530	502
Operating	327	352	—	—	107	266	434	618

Operating Cash Flow	$3,265	$3,746	$183	$371	$7	$22	$3,455	$4,139

	Canada - Other **
	Gas		Oil & NGLs		Other		Total
	2009	2008	2009	2008	2009	2008	2009	2008

Revenues, Net of Royalties	$1,781	$2,301	$2,287	$3,223	$155	$171	$4,223	$5,695
Expenses
Production and mineral taxes	15	36	23	38	1	1	39	75
Transportation and selling	37	71	535	847	24	45	596	963
Operating	186	241	356	409	40	74	582	724
Purchased product	—	—	—	—	(85)	(151)	(85)	(151)

Operating Cash Flow	$1,543	$1,953	$1,373	$1,929	$175	$202	$3,091	$4,084

*	Formerly known as the Canadian Foothills Division.

**	Includes the operations formerly known as the Canadian Plains Division and Integrated Oil - Canada.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008

Capital
Canadian Division	$575	$504	$1,869	$2,459
Canada — Other	134	425	848	1,500

Canada	709	929	2,717	3,959
USA	515	854	1,821	2,682
Market Optimization	4	6	2	17
Corporate & Other	47	57	85	165

	1,275	1,846	4,625	6,823

Acquisition Capital
Canadian Division	108	31	190	151
Canada — Other	2	—	3	—

Canada	110	31	193	151
USA	25	(71)	46	1,023

	135	(40)	239	1,174

Total	$1,410	$1,806	$4,864	$7,997

On September 25, 2008, EnCana acquired certain land and property in Louisiana for approximately $101 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Haynesville Leasehold LLC (“Brown Haynesville”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. The relationship with Brown Haynesville represented an interest in a Variable Interest Entity (“VIE”) from September 25, 2008 to March 24, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Haynesville. On March 24, 2009, when the arrangement with Brown Haynesville was completed, the assets were transferred to EnCana.
On July 23, 2008, EnCana acquired certain land and mineral interests in Louisiana for approximately $457 million before closing adjustments. The purchase was facilitated by an unrelated party, Brown Southwest Minerals LLC (“Brown Southwest”), which held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes. On November 12, 2008, an unrelated party exercised an option to purchase certain interests as part of the above acquisition for approximately $157 million, reducing the qualifying like kind exchange to approximately $300 million. The relationship with Brown Southwest represented an interest in a VIE from July 23, 2008 to January 19, 2009. During this period, EnCana was the primary beneficiary of the VIE and consolidated Brown Southwest. On January 19, 2009, when the arrangement with Brown Southwest was completed, the assets were transferred to EnCana.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. Segmented Information (continued)
Property, Plant and Equipment and Total Assets by Segment

		Property, Plant and Equipment		Total Assets
		As at		As at
		December 31,	December 31,	December 31,	December 31,
		2009	2008	2009	2008

Canada		$11,162	$17,498	$12,748	$23,419
USA		13,929	13,643	14,962	14,635
Market Optimization		124	140	303	429
Corporate & Other		958	629	5,814	4,098
Assets of Discontinued Operations	(Note 6)			—	4,666

Total		$26,173	$31,910	$33,827	$47,247

On January 4, 2008, EnCana signed the contract for the design and construction of the Production Field Centre (“PFC”) for the Deep Panuke project. As at December 31, 2009, Canada Property, Plant, and Equipment and Total Assets includes EnCana’s accrual to date of $427 million ($199 million at December 31, 2008) related to this offshore facility as an asset under construction.
On February 9, 2007, EnCana announced that it had entered into a 25 year lease agreement with a third party developer for The Bow office project. As at December 31, 2009, Corporate and Other Property, Plant and Equipment and Total Assets includes EnCana’s accrual to date of $649 million ($252 million at December 31, 2008) related to this office project as an asset under construction.
Corresponding liabilities for these projects are included in Other Liabilities in the Consolidated Balance Sheet. There is no effect on the Company’s net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.
6. Discontinued Operations
As a result of the Split Transaction described in Note 4, on November 30, 2009, EnCana transferred its Downstream Refining operations to Cenovus. Downstream Refining focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. These refineries were jointly owned with ConocoPhillips.
Consolidated Statement of Earnings
The following table presents the effect of discontinued operations in the Consolidated Statement of Earnings:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008

Revenues, Net of Royalties	$955	$1,497	$4,804	$9,011

Expenses
Operating	87	117	416	492
Purchased product	849	1,960	4,070	8,760
Depreciation, depletion and amortization	27	50	173	188
Administrative	26	7	44	26
Interest, net	27	45	163	184
Accretion of asset retirement obligation	1	1	2	2
Foreign exchange (gain) loss, net	—	—	1	—
(Gain) loss on divestitures	—	1	—	1

	1,017	2,181	4,869	9,653

Net Earnings (Loss) Before Income Tax	(62)	(684)	(65)	(642)
Income tax expense (recovery)	(109)	(292)	(97)	(87)

Net Earnings (Loss) From Discontinued Operations	$47	$(392)	$32	$(555)

Net Earnings (Loss) From Discontinued Operations per Common Share
Basic	$0.07	$(0.52)	$0.04	$(0.74)
Diluted	$0.07	$(0.53)	$0.04	$(0.73)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
6. Discontinued Operations (continued)
Consolidated Balance Sheet
The following table presents the effect of the discontinued operations in the Consolidated Balance Sheet:

	As at	As at
	December 31,	December 31,
	2009	2008

Assets
Current Assets
Cash and cash equivalents	$—	$29
Accounts receivable and accrued revenues	—	132
Inventories	—	336

	—	497
Property, Plant and Equipment, net	—	4,032
Investments and Other Assets	—	137

	$—	$4,666

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$—	$423
Income tax payable	—	(76)
Current portion of partnership contribution payable	—	306

	—	653
Partnership Contribution Payable	—	2,857
Asset Retirement Obligation	—	35
Future Income Taxes	—	2

	—	3,547

Net Assets of Discontinued Operations	$—	$1,119

7. Acquisitions and Divestitures
Acquisitions
On May 5, 2009, the Company acquired the common shares of Kerogen Resources Canada, ULC for net cash consideration of $24 million. The acquisition included $37 million of property, plant and equipment and the assumption of $6 million of current liabilities and $7 million of future income taxes. The operations are included in the Canadian Division.
Divestitures
Proceeds received on the sale of assets were $1,178 million (2008 — $904 million). The significant items are described below:
Canada and USA
In 2009, the Company completed the divestiture of mature conventional oil and natural gas assets for proceeds of $1,000 million (2008 — $400 million) in the Canadian Division, $73 million (2008 - $251 million) in the USA Division and $17 million (2008 — $47 million) in Canada — Other.
Corporate and Other
On November 3, 2009, the Company completed the sale of Senlac Oil Limited for cash consideration of $83 million.
In September 2008, the Company completed the sale of its interests in Brazil for net proceeds of $164 million, before closing adjustments, resulting in a gain on sale of $124 million. After recording income tax of $25 million, EnCana recorded an after-tax gain of $99 million.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. Interest, Net

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008

Interest Expense — Long-Term Debt	$167	$130	$533	$556
Interest Expense — Other	15	32	40	49
Interest Income *	(29)	(49)	(168)	(203)

	$153	$113	$405	$402

*	Interest Income is primarily due to the Partnership Contribution Receivable which was transferred to Cenovus under the Split Transaction (See Note 4).
9. Foreign Exchange (Gain) Loss, Net

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$(204)	$663	$(978)	$1,033
Translation of U.S. dollar partnership contribution receivable issued from Canada *	34	(390)	448	(608)
Other Foreign Exchange (Gain) Loss on:
Monetary revaluations and settlements	265	(20)	508	(2)

	$95	$253	$(22)	$423

*	The Partnership Contribution Receivable was transferred to Cenovus under the Split Transaction (See Note 4).
10. Income Taxes
The provision for income taxes is as follows:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008

Current
Canada	$945	$114	$1,623	$547
United States	72	37	279	407
Other Countries	1	5	6	43

Total Current Tax	1,018	156	1,908	997

Future	(1,281)	409	(1,799)	1,723

	$(263)	$565	$109	$2,720

11. Inventories

	As at	As at
	December 31,	December 31,
	2009	2008

Product
Canada	$4	$46
USA	6	8
Market Optimization	2	127
Parts and Supplies	—	3

	$12	$184

At December 31, 2009, there was no inventory impairment. As a result of a significant decline in commodity prices in the latter half of 2008, EnCana wrote down its product inventory by $57 million from cost to net realizable value. As at December 31, 2009, $47 million of the 2008 write down was reversed.
The total amount of inventories recognized as an expense during the year was $24 million (2008 - $140 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. Long-Term Debt

	As at	As at
	December 31,	December 31,
	2009	2008

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$—	$1,410
Unsecured notes	1,194	1,020

	1,194	2,430

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	—	247
Unsecured notes	6,600	6,350

	6,600	6,597

Increase in Value of Debt Acquired	52	49
Debt Discounts and Financing Costs	(78)	(71)
Current Portion of Long-Term Debt	(200)	(250)

	$7,568	$8,755

On May 4, 2009, EnCana completed a public offering in the United States of senior unsecured notes in the aggregate principal amount of US$500 million. The notes have a coupon rate of 6.5 percent and mature on May 15, 2019. The net proceeds of the offering were used to repay a portion of EnCana’s bank and commercial paper indebtedness.
13. Asset Retirement Obligation
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets:

	As at	As at
	December 31,	December 31,
	2009	2008

Asset Retirement Obligation, Beginning of Year	$1,230	$1,437
Liabilities Incurred	21	54
Liabilities Settled	(52)	(110)
Liabilities Divested	(26)	(38)
Liabilities Transferred to Cenovus	(692)	—
Change in Estimated Future Cash Outflows	74	37
Accretion Expense	71	77
Foreign Currency Translation	161	(227)

Asset Retirement Obligation, End of Year	$787	$1,230

14. Share Capital

		December 31, 2009		December 31, 2008
(millions)		Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year		750.4	$4,557	750.2	$4,479
Common Shares Issued under Option Plans		0.4	5	3.0	80
Common Shares Issued from PSU Trust		0.5	19	—	—
Stock-Based Compensation		—	1	—	11
Common Shares Purchased		—	—	(2.8)	(13)
Common Shares Cancelled	(Note 4)	(751.3)	(4,582)	—	—
New EnCana Common Shares Issued	(Note 4)	751.3	2,360	—	—
EnCana Special Shares Issued	(Note 4)	751.3	2,222	—	—
EnCana Special Shares Cancelled	(Note 4)	(751.3)	(2,222)	—	—

Common Shares Outstanding, End of Year		751.3	$2,360	750.4	$4,557

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Share Capital (continued)
Performance Share Units
In April 2009, the remaining 0.5 million Common Shares held in trust relating to EnCana’s Performance Share Unit (“PSU”) plan were sold for total consideration of $25 million. Of the amount received, $19 million was credited to Share capital and $6 million to Paid in surplus, representing the excess consideration received over the original price of the Common Shares acquired by the trust. Effective May 15, 2009, the trust agreement was terminated.
Normal Course Issuer Bid
EnCana has received regulatory approval each year under Canadian securities laws to purchase Common Shares under eight consecutive Normal Course Issuer Bids (“Bids”). EnCana is entitled to purchase, for cancellation, up to 37.5 million Common Shares under the renewed Bid which commenced on December 14, 2009 and terminates on December 13, 2010. During 2009, there have been no purchases under the current or prior Bids (2008 — 4.8 million Common Shares for approximately $326 million).
Stock Options
EnCana has stock-based compensation plans that allow employees to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted.
As at December 31, 2009, EnCana had 0.2 million stock options (2008 — 0.5 million) outstanding and exercisable with a weighted average exercise price of C$6.25 per stock option (2008 — C$11.62). The weighted average remaining contractual life of the stock options is 0.2 years. These stock options do not have Tandem Share Appreciation Rights (“TSARs”) attached.
EnCana Replacement Share Units Held by Cenovus Employees
The share units described below include TSARs, Performance TSARs, Share Appreciation Rights (“SARs”) and Performance SARs.
As part of the Split Transaction, on November 30, 2009, each holder of EnCana share units disposed of their right in exchange for the grant of EnCana Replacement share units and Cenovus Replacement share units. The terms and conditions of the Replacement share units are similar to the terms and conditions of the original share units.
Refer to Note 16 for information regarding share units and Replacement share units held by EnCana employees.
With respect to EnCana Replacement share units held by Cenovus employees and Cenovus Replacement share units held by EnCana employees, both EnCana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for EnCana Replacement share units held by Cenovus employees, EnCana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the EnCana Replacement share units determined using the Black-Scholes-Merton model (See Note 17). There is no material impact on EnCana’s net earnings for these share units held by Cenovus employees. No further EnCana Replacement share units will be granted to Cenovus employees.
As Cenovus employees may exercise EnCana Replacement TSARs and EnCana Replacement Performance TSARs in exchange for EnCana Common Shares, the following table is provided as at December 31, 2009:

	Number of	Weighted
	EnCana	Average
	Share Units	Exercise
Canadian Dollar Denominated (C$)	(millions)	Price

EnCana Replacement TSARs held by Cenovus Employees
Outstanding, End of Year	8.3	29.36
Exercisable, End of Year	4.6	27.22

EnCana Replacement Performance TSARs held by Cenovus Employees
Outstanding, End of Year	8.1	31.58
Exercisable, End of Year	1.5	32.03

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. Share Capital (continued)
Per Share Amounts
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(millions)	2009	2008	2009	2008

Weighted Average Common Shares Outstanding — Basic	751.3	750.3	751.0	750.1
Effect of Dilutive Securities	0.1	1.0	0.4	1.7

Weighted Average Common Shares Outstanding — Diluted	751.4	751.3	751.4	751.8

15. Capital Structure
The Company’s capital structure consists of Shareholders’ Equity plus Long-Term Debt, defined as the current and long-term portions of long-term debt. The Company’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and

ii)	finance internally generated growth, as well as potential acquisitions.
The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”). These metrics are used to steward the Company’s overall debt position as measures of the Company’s overall financial strength.
EnCana targets a Debt to Capitalization ratio of less than 40 percent. At December 31, 2009, EnCana’s Debt to Capitalization ratio was 32 percent (December 31, 2008 — 28 percent) calculated as follows:

	As at
	December 31,	December 31,
	2009	2008

Debt	$7,768	$9,005
Total Shareholders’ Equity	16,614	22,974
Total Capitalization	$24,382	$31,979

Debt to Capitalization Ratio	32%	28%

EnCana targets a Debt to Adjusted EBITDA of less than 2.0 times. At December 31, 2009, Debt to Adjusted EBITDA was 1.3x (December 31, 2008 — 0.6x) calculated on a trailing 12-month basis as follows:

	As at
	December 31,	December 31,
	2009	2008

Debt	$7,768	$9,005

Net Earnings from Continuing Operations	$1,830	$6,499
Add (deduct):
Interest, net	405	402
Income tax expense	109	2,720
Depreciation, depletion and amortization	3,704	4,035
Accretion of asset retirement obligation	71	77
Foreign exchange (gain) loss, net	(22)	423
(Gain) loss on divestitures	2	(141)

Adjusted EBITDA	$6,099	$14,015

Debt to Adjusted EBITDA	1.3x	0.6x

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
15. Capital Structure (continued)
EnCana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
The Company’s capital management objectives, evaluation measures and definitions have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.
16. Compensation Plans
The following tables outline certain information related to EnCana’s compensation plans at December 31, 2009. Additional information is contained in Note 19 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2008.
As part of the Split Transaction, each holder of EnCana share units disposed of their right in exchange for the grant of EnCana Replacement share units and Cenovus Replacement share units. The terms and conditions of the Replacement share units are similar to the terms and conditions of the original share units. Share units include TSARs, Performance TSARs, SARs and Performance SARs.
The original exercise price of the share units was apportioned to the EnCana and Cenovus Replacement share units based on a valuation methodology that included the weighted average trading price of the New EnCana Common Shares and the weighted average trading price of the Cenovus Common Shares on the Toronto Stock Exchange (“TSX”) on a “when issued” basis on the last trading date prior to the exchange of EnCana Common Shares for New EnCana Common Shares and EnCana Special Shares.
For EnCana Replacement share units held by EnCana employees, EnCana accrues compensation cost over the vesting period based on the intrinsic method of accounting.
For Cenovus Replacement share units held by EnCana employees, EnCana accrues compensation cost over the vesting period based on the fair value of the Cenovus Replacement share units. The fair value of the Cenovus Replacement share units is determined using the Black-Scholes-Merton model. At December 31, 2009, the fair value was estimated using the following weighted average assumptions: risk free rate of 1.46 percent, dividend yield of 3.16 percent, volatility of 34.18 percent and Cenovus closing market share price of C$26.50 (See Note 17). No further Cenovus Replacement share units will be granted to EnCana employees.
Refer to Note 14 for information regarding EnCana Replacement share units held by Cenovus employees.
A) Tandem Share Appreciation Rights
The following table summarizes information related to the TSARs at December 31, 2009:

		Weighted Average
	Outstanding	Exercise
Canadian Dollar Denominated (C$)	TSARs	Price

Outstanding, Beginning of Year	19,411,939	53.97
Granted	4,030,680	55.39
Exercised — SARs	(1,994,556)	42.65
Exercised — Options	(60,914)	34.89
Forfeited	(452,606)	60.11
Exchanged for Replacement TSARs	(20,934,543)	55.25

Outstanding, End of Year	—	—

Exercisable, End of Year	—	—

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Compensation Plans (continued)
A) Tandem Share Appreciation Rights (continued)
The following table summarizes information related to the EnCana and Cenovus Replacement TSARs held by EnCana employees at December 31, 2009:

	EnCana TSARs		Cenovus TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Replacement TSARs exchanged November 30, 2009	12,556,585	28.83	12,556,585	26.07
Granted	12,775	29.96	—	—
Exercised — SARs	(54,075)	21.26	(29,840)	18.57
Exercised — Options	(206)	22.65	(1,206)	16.77
Forfeited	(41,865)	33.46	(42,845)	30.17

Outstanding, End of Year	12,473,214	28.85	12,482,694	26.08

Exercisable, End of Year	7,713,376	26.94	7,735,631	24.35

	Outstanding EnCana TSARs			Exercisable EnCana TSARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	TSARs	Life (years)	Price	TSARs	Price

10.00 to 19.99	8,940	0.09	19.35	8,940	19.35
20.00 to 29.99	9,367,727	1.89	26.54	6,423,436	25.36
30.00 to 39.99	2,929,747	2.87	35.34	1,230,960	34.53
40.00 to 49.99	165,300	3.39	44.36	49,590	44.36
50.00 to 59.99	1,500	3.39	50.39	450	50.39

	12,473,214	2.14	28.85	7,713,376	26.94

	Outstanding Cenovus TSARs			Exercisable Cenovus TSARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	TSARs	Life (years)	Price	TSARs	Price

10.00 to 19.99	1,097,538	0.13	18.21	1,097,538	18.21
20.00 to 29.99	8,781,794	2.11	24.96	5,724,948	24.16
30.00 to 39.99	2,521,012	3.05	32.85	888,440	32.63
40.00 to 49.99	82,350	3.44	42.82	24,705	42.82

	12,482,694	2.14	26.08	7,735,631	24.35

For the year ended December 31, 2009, EnCana recorded compensation costs of $5 million related to the outstanding TSARs prior to the Split Transaction, $11 million related to the EnCana Replacement TSARs and $46 million related to the Cenovus Replacement TSARs (2008 — a reduction of compensation costs of $47 million).
B) Performance Tandem Share Appreciation Rights
The following table summarizes information related to the Performance TSARs at December 31, 2009:

		Weighted
	Outstanding	Average
	Performance	Exercise
Canadian Dollar Denominated (C$)	TSARs	Price

Outstanding, Beginning of Year	12,979,725	63.13
Granted	7,751,720	55.31
Exercised — SARs	(144,707)	56.09
Exercised — Options	(980)	56.09
Forfeited	(2,041,565)	62.64
Exchanged for Replacement Performance TSARs	(18,544,193)	59.97

Outstanding, End of Year	—	—

Exercisable, End of Year	—	—

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Compensation Plans (continued)
B) Performance Tandem Share Appreciation Rights (continued)
The following table summarizes information related to the EnCana and Cenovus Replacement Performance TSARs held by EnCana employees at December 31, 2009:

	EnCana Performance		Cenovus Performance
	TSARs		TSARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Replacement Performance TSARs exchanged November 30, 2009	10,491,119	31.42	10,491,119	28.42
Exercised — SARs	(2,070)	29.45	—	—
Forfeited	(27,148)	31.59	(28,476)	28.49

Outstanding, End of Year	10,461,901	31.42	10,462,643	28.42

Exercisable, End of Year	2,235,899	31.55	2,236,641	28.54

				Exercisable EnCana
	Outstanding EnCana Performance TSARs			Performance TSARs
		Weighted Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	TSARs	Life (years)	Price	TSARs	Price

20.00 to 29.99	7,279,507	3.24	29.22	1,563,005	29.45
30.00 to 39.99	3,182,394	3.12	36.44	672,894	36.44

	10,461,901	3.21	31.42	2,235,899	31.55

				Exercisable Cenovus
	Outstanding Cenovus Performance TSARs			Performance TSARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	TSARs	Life (years)	Price	TSARs	Price

20.00 to 29.99	7,280,249	3.24	26.43	1,563,747	26.64
30.00 to 39.99	3,182,394	3.12	32.96	672,894	32.96

	10,462,643	3.21	28.42	2,236,641	28.54

For the year ended December 31, 2009, EnCana recorded compensation costs of $4 million related to the outstanding Performance TSARs prior to the Split Transaction, $20 million related to the EnCana Replacement Performance TSARs and $19 million related to the Cenovus Replacement Performance TSARs (2008 — a reduction of compensation costs of $6 million).
C) Share Appreciation Rights
The following table summarizes information related to the SARs at December 31, 2009:

		Weighted
		Average
	Outstanding	Exercise
Canadian Dollar Denominated (C$)	SARs	Price

Outstanding, Beginning of Year	1,285,065	72.13
Granted	1,126,850	55.48
Exercised — SARs	(990)	43.50
Forfeited	(60,365)	66.64
Exchanged for Replacement SARs	(2,350,560)	64.30

Outstanding, End of Year	—	—

Exercisable, End of Year	—	—

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Compensation Plans (continued)
C) Share Appreciation Rights (continued)
The following table summarizes information related to the EnCana and Cenovus Replacement SARs held by EnCana employees at December 31, 2009:

	EnCana SARs		Cenovus SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Replacement SARs exchanged November 30, 2009	2,329,835	33.78	2,329,835	30.55
Granted	19,525	29.87	—	—
Forfeited	(5,875)	32.24	(5,875)	29.17

Outstanding, End of Year	2,343,485	33.75	2,323,960	30.55

Exercisable, End of Year	370,438	37.93	370,438	34.30

	Outstanding EnCana SARs			Exercisable EnCana SARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise		Exercise
Range of Exercise Price (C$)	SARs	Life (years)	Price	Number of SARs	Price

20.00 to 29.99	1,099,490	4.12	28.96	7,640	25.79
30.00 to 39.99	1,061,795	3.30	36.52	308,138	36.71
40.00 to 49.99	177,200	3.44	46.39	53,160	46.39
50.00 to 59.99	5,000	3.46	50.09	1,500	50.09

	2,343,485	3.70	33.75	370,438	37.93

	Outstanding Cenovus SARs			Exercisable Cenovus SARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise		Exercise
Range of Exercise Price (C$)	SARs	Life (years)	Price	Number of SARs	Price

20.00 to 29.99	1,140,395	4.11	26.29	14,780	25.62
30.00 to 39.99	1,048,065	3.25	33.53	315,008	33.53
40.00 to 49.99	135,500	3.44	43.43	40,650	43.43

	2,323,960	3.69	30.55	370,438	34.30

For the year ended December 31, 2009, EnCana recorded compensation costs of $1 million related to the outstanding SARs prior to the Split Transaction, $2 million related to the EnCana Replacement SARs and $5 million related to the Cenovus Replacement SARs (2008 — nil).
D) Performance Share Appreciation Rights
The following table summarizes information related to the Performance SARs at December 31, 2009:

		Weighted
	Outstanding	Average
	Performance	Exercise
Canadian Dollar Denominated (C$)	SARs	Price

Outstanding, Beginning of Year	1,620,930	69.40
Granted	2,140,440	55.31
Forfeited	(256,235)	67.47
Exchanged for Replacement Performance SARs	(3,505,135)	60.94
Outstanding, End of Period	—	—

Exercisable, End of Period	—	—

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Compensation Plans (continued)
D) Performance Share Appreciation Rights (continued)
The following table summarizes information related to the EnCana and Cenovus Replacement Performance SARs held by EnCana employees at December 31, 2009:

	EnCana Performance SARs		Cenovus Performance SARs
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
Canadian Dollar Denominated (C$)	Outstanding	Price	Outstanding	Price

Replacement SARs exchanged November 30, 2009	3,481,203	31.99	3,481,203	28.94
Forfeited	(9,205)	29.97	(9,205)	27.11

Outstanding, End of Year	3,471,998	32.00	3,471,998	28.94

Exercisable, End of Year	293,344	36.44	293,344	32.96

				Exercisable EnCana
	Outstanding EnCana Performance SARs			Performance SARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise		Exercise
Range of Exercise Price (C$)	SARs	Life (years)	Price	Number of SARs	Price

20.00 to 29.99	2,085,310	4.11	29.04	—	—
30.00 to 39.99	1,386,688	3.12	36.44	293,344	36.44

	3,471,998	3.72	32.00	293,344	36.44

				Exercisable Cenovus
	Outstanding Cenovus Performance SARs			Performance SARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number of	Contractual	Exercise		Exercise
Range of Exercise Price (C$)	SARs	Life (years)	Price	Number of SARs	Price

20.00 to 29.99	2,085,310	4.11	26.27	—	—
30.00 to 39.99	1,386,688	3.12	32.96	293,344	32.96

	3,471,998	3.72	28.94	293,344	32.96

For the year ended December 31, 2009, EnCana recorded compensation costs of $1 million related to the outstanding Performance SARs prior to the Split Transaction, $3 million related to the EnCana Replacement Performance SARs and $7 million related to the Cenovus Replacement Performance SARs (2008 — nil).
E) Deferred Share Units (“DSUs”)
The following table summarizes information related to the DSUs at December 31, 2009:

Outstanding
Canadian Dollar Denominated	DSUs

Outstanding, Beginning of Year	656,841
Granted	74,600
Converted from HPR awards	46,884
EnCana DSUs exchanged for Cenovus DSUs	(367,293)
EnCana DSU credit adjustment	321,375
Units, in Lieu of Dividends	22,749
Redeemed	(83,009)

Outstanding, End of Year	672,147

For the year ended December 31, 2009, EnCana recorded compensation costs of $8 million related to the outstanding DSUs (2008 — $2 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
16. Compensation Plans (continued)
E) Deferred Share Units (“DSUs”) (continued)
Employees have the option to convert either 25 or 50 percent of their annual High Performance Results (“HPR”) award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of EnCana’s share price at the end of the performance period of the HPR award. DSUs vest immediately, can be redeemed in accordance with the terms of the agreement and expire on December 15 of the calendar year following the year of termination.
Pursuant to the Split Transaction, additional EnCana DSUs were credited to employees, officers and directors of EnCana to compensate employees, officers and directors for the loss in value of the EnCana Common Shares. The number of EnCana DSUs credited to each was determined so that immediately after the adjustment, each participant has an aggregate number of EnCana DSUs based on a formula that the EnCana DSUs fair value would equal the fair value of the exchanged EnCana DSUs. EnCana DSUs credited to employees, officers and directors of Cenovus were exchanged for Cenovus DSUs, each having a notional value equal to the value of one Cenovus Common Share.
F) Pensions
EnCana’s net benefit plan expense for the twelve months ended December 31, 2009 was $77 million (2008 — $65 million) and for the three months ended December 31, 2009 was $19 million (2008 — $18 million). EnCana’s contributions to the defined benefit pension plans for the twelve months ended December 31, 2009 was $12 million (2008 — $8 million).
17. Financial Instruments and Risk Management
EnCana’s financial assets and liabilities include cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable, risk management assets and liabilities and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with Replacement share units issued as part of the Split Transaction, as discussed in Notes 14 and 16.
At December 31, 2008, the fair value of the partnership contribution receivable approximates its carrying amount due to the specific nature of the instrument in relation to the creation of the Integrated Oil joint venture. Further information about this note is disclosed in Note 11 to the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2008.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Financial Instruments and Risk Management (continued)
A) Fair Value of Financial Assets and Liabilities (continued)
The fair value of financial assets and liabilities were as follows:

	As at		As at
	December 31, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Financial Assets
Held-for-Trading:
Cash and cash equivalents	$4,275	$4,275	$354	$354
Accounts receivable and accrued revenues(1)	75	75	—	—
Risk management assets(2)	360	360	3,052	3,052
Loans and Receivables:
Accounts receivable and accrued revenues	1,105	1,105	1,436	1,436
Partnership contribution receivable(2)	—	—	3,147	3,147
Financial Liabilities
Held-for-Trading:
Accounts payable and accrued liabilities(3), (4)	$155	$155	$—	$—
Risk management liabilities(2)	168	168	50	50
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,988	1,988	2,448	2,448
Long-term debt (2)	7,768	8,527	9,005	8,242

(1)	Represents amounts due from Cenovus for EnCana Replacement share units held by Cenovus employees as discussed in Note 14.

(2)	Including current portion.

(3)	Includes amounts due to Cenovus employees for EnCana Replacement share units held as discussed in Note 14.

(4)	Includes amounts due to Cenovus for Cenovus Replacement share units held by EnCana employees as discussed in Notes 14 and 16.
B) Risk Management Assets and Liabilities
Net Risk Management Position

	As at	As at
	December 31,	December 31,
	2009	2008

Risk Management
Current asset	$328	$2,818
Long-term asset	32	234

	360	3,052

Risk Management
Current liability	126	43
Long-term liability	42	7

	168	50

Net Risk Management Asset	$192	$3,002

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Summary of Unrealized Risk Management Positions

	As at December 31, 2009			As at December 31, 2008
	Risk Management			Risk Management
	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural gas	$298	$88	$210	$2,941	$10	$2,931
Crude oil	62	72	(10)	92	40	52
Power	—	8	(8)	19	—	19

Total Fair Value	$360	$168	$192	$3,052	$50	$3,002

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

	As at	As at
	December 31,	December 31,
	2009	2008

Prices actively quoted	$285	$2,055
Prices sourced from observable data or market corroboration	(93)	947

Total Fair Value	$192	$3,002

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.
Net Fair Value of Commodity Price Positions at December 31, 2009

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	1,852 MMcf/d	2010	6.05 US$/Mcf	$223
NYMEX Fixed Price	640 MMcf/d	2011	6.57 US$/Mcf	63
NYMEX Fixed Price	267 MMcf/d	2012	6.55 US$/Mcf	8

Basis Contracts*

Canada		2010		(4)
United States		2010		(3)
Canada and United States		2011-2013		(78)

				209
Other Financial Positions**				1

Natural Gas Fair Value Position				$210

*
EnCana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

**	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.

	Notional Volumes	Term	Average Price	Fair Value
Crude Oil Contracts
Fixed Price Contracts
WTI NYMEX Fixed Price	5,400 bbls/d	2010	76.99 US$/bbl	$(10)

Crude Oil Fair Value Position				$(10)

Fair Value
Power Purchase Contracts
Power Fair Value Position	$(8)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Financial Instruments and Risk Management (continued)
B) Risk Management Assets and Liabilities (continued)
Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008

Revenues, Net of Royalties	$644	$646	$4,420	$(309)
Operating Expenses and Other	(11)	30	(44)	28

Gain (Loss) on Risk Management	$633	$676	$4,376	$(281)

	Unrealized Gain (Loss)
	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008

Revenues, Net of Royalties	$(286)	$1,084	$(2,640)	$2,717
Operating Expenses and Other	(3)	6	(40)	12

Gain (Loss) on Risk Management	$(289)	$1,090	$(2,680)	$2,729

Reconciliation of Unrealized Risk Management Positions from January 1 to December 31, 2009

	2009		2008
		Total	Total
		Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$2,892
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Period	1,696	$1,696	$2,448
Foreign Exchange Translation Adjustment on Canadian Dollar Contracts	4	—	—
Fair Value of Contracts Transferred to Cenovus	(24)	—	—
Fair Value of Contracts Realized During the Year	(4,376)	(4,376)	281

Fair Value of Contracts and Premiums Paid, End of Year	$192	$(2,680)	$2,729

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of the Company’s risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at December 31, 2009 as follows:

	10% Price	10% Price
	Increase	Decrease

Natural gas price	$(608)	$608
Crude oil price	(9)	9
Power price	5	(5)

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities
The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board of Directors (the “Board”). The Company’s policy is to not use derivative financial instruments for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps to manage the price differentials between these production areas and various sales points.
Crude Oil — The Company has partially mitigated its commodity price risk on crude oil with swaps which fix WTI NYMEX prices.
Power — The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.
Credit Risk
Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. At December 31, 2009, cash equivalents include high-grade, short-term securities, placed with Governments, crown corporations and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of the Company’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at December 31, 2009, approximately 93 percent (2008 — 95 percent) of EnCana’s accounts receivable and financial derivative credit exposures are with investment grade counterparties.
At December 31, 2009, EnCana had two counterparties (2008 — two counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.
Liquidity Risk
Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. As disclosed in Note 15, EnCana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward the Company’s overall debt position.
In managing liquidity risk, the Company has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at December 31, 2009, EnCana had available unused committed bank credit facilities in the amount of $4.9 billion and unused capacity under shelf prospectuses, the availability of which is dependent on market conditions, in the amount of $5.4 billion. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
17. Financial Instruments and Risk Management (continued)
C) Risks Associated with Financial Assets and Liabilities (continued)
EnCana maintains investment grade credit ratings on its senior unsecured debt. On November 30, 2009 following the completion of the Split Transaction (see Note 4), Standard & Poor’s Ratings Services lowered the rating to “BBB+” from “A-” and changed the outlook to “Stable” from “CreditWatch” with negative implications. Moody’s Investors Service affirmed the rating of “Baa2” with a “Stable” outlook. DBRS Limited maintained the rating of “A (low)” and changed the outlook to “Stable” from “Under Review with Developing Implications”. These credit ratings remained unchanged at December 31, 2009.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less Than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$2,143	$—	$—	$—	$2,143
Risk Management Liabilities	126	34	8	—	168
Long-Term Debt*	685	1,875	2,282	9,936	14,778

*	Principal and interest, including current portion.
EnCana’s total long-term debt obligations were $14,778 million at December 31, 2009. Further information on Long-Term Debt is contained in Note 12.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company’s financial assets or liabilities. As EnCana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company’s reported results. EnCana’s functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company’s results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, EnCana maintains a mix of both U.S. dollar and Canadian dollar debt.
As disclosed in Note 9, EnCana’s foreign exchange (gain) loss primarily includes foreign exchange gains and losses on U.S. dollar cash and short-term investments, unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada, foreign exchange gains and losses on the translation of the U.S. dollar partnership contribution receivable issued from Canada and unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities.
At December 31, 2009, EnCana had $5,600 million in U.S. dollar debt issued from Canada ($5,350 million at December 31, 2008). At December 31, 2009, as a result of the Split Transaction (see Note 4), EnCana had nil related to the U.S. dollar partnership contribution receivable ($3,147 million at December 31, 2008). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $20 million change in foreign exchange (gain) loss at December 31, 2009 (2008 - $18 million).
Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company’s financial assets or liabilities. Typically, the Company partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
At December 31, 2009, the Company had no floating rate debt. Therefore, the increase or decrease in net earnings for each one percent change in interest rates on floating rate debt was nil (2008 — $12 million).

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2009
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
18. Contingencies
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
During the period between 2003 and 2005, EnCana and its indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), along with other energy companies, were named as defendants in several lawsuits, some of which were class action lawsuits, relating to sales of natural gas from 1999 to 2002. All but one of these lawsuits had been settled prior to 2009. Without admitting any liability whatsoever, the remaining lawsuit was settled on October 16, 2009.
19. Reclassification
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2009.

EnCana Corporation	Notes to Consolidated Financial Statements (prepared in US$)